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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NEXT LEVEL COMMUNICATIONS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
              WITH AN EXERCISE PRICE OF $40.00 OR HIGHER PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   65333U 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               KEITH A. ZAR, ESQ.
   SENIOR VICE PRESIDENT, GENERAL COUNSEL, SECRETARY AND CHIEF ADMINISTRATIVE
                    OFFICER NEXT LEVEL COMMUNICATIONS, INC.
                              6085 STATE FARM DRIVE
                         ROHNERT PARK, CALIFORNIA 94928
                                 (707) 584-6820
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                          CHRISTOPHER L. KAUFMAN, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

                            ------------------------

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
         ----------------------                   --------------------
               $9,564,994                               $1,913.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,668,100 shares of common stock of Next Level Communications, Inc. having an aggregate value of $9,564,994 as of July 10, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  Not applicable.   Filing party:  Not applicable.
   Form or Registration No.:  Not applicable.   Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]     third-party tender offer subject to Rule 14d-1

        [X]     issuer tender offer subject to Rule 13e-4

        [ ]     going private transaction subject to Rule 13e-3

        [ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

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      This Tender Offer Statement on Schedule TO relates to an offer by Next
Level Communications, Inc., a Delaware corporation, to exchange all options outstanding under eligible option plans to purchase shares of Next Level's common stock ("Common Stock"), par value $0.01 per share ("Option Shares"), with an exercise price of $40.00 or higher per share (the "Options"), for new options (the "New Options") to purchase shares of Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated July 11, 2001 (the "Offer to Exchange"), and the related Election Concerning Exchange of Stock Options form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit
(a)(1)(i) and Exhibit (a)(1)(ii). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and cancelled. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the amount set forth on the table in the Election Form.

      This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

      The information in the Offer to Exchange, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO. The following items are inapplicable: Item 7 (the information required by Item 1007(d) of Regulation M-A); Item 9 (the information required by Item 1009(a) of Regulation M-A); Item 10 (the information required by Item 1010(b) of Regulation M-A); and Item 13.

Item 12. Exhibits

(a)(1)(i)        Offer to Exchange Certain Outstanding Options dated July 11,
                 2001.

(a)(1)(ii)       Form of Election Concerning Exchange of Stock Options.

(a)(1)(iii) Letter and E-mail Communication to Next Level Communications, Inc. Employees from J. Michael Norris, CEO & Chairman, dated July 11, 2001.

(a)(1)(iv) E-mail Communication to Next Level Communications, Inc. Employees dated July 11, 2001.

(a)(1)(v)        E-mail Communication to Next Level Communications, Inc.
                 Employees to be delivered on or around July 24, 2001.

(a)(1)(vi) E-mail Communication to Next Level Communications, Inc. Employees to be delivered on or around February 11, 2002.

(a)(1)(vii)      Form of E-mail Communication to Tendering Option Holders.

(a)(1)(viii)     Form of E-mail Communication to Rejected Tendering Option
                 Holders.

(a)(1)(ix) Next Level Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000. Filed with the Securities and Exchange Commission on March 19, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(1)(x) Next Level Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001. Filed with the Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(2)           Not applicable.

(a)(3)           Not applicable.

(a)(4)           Not applicable.

(b)              Not applicable.


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(d)(1)           Next Level Communications, Inc. Amended and Restated 1999
                 Equity Incentive Plan. Filed as Appendix A to the Company's 2001 Proxy Statement filed with the Securities and Exchange Commission on April 25, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(2) Form of Option Agreement Pursuant to the Next Level Communications, Inc. 1999 Equity Incentive Plan.

(d)(3) Corporate and Intercompany Agreement by and between General Instrument Corporation and Next Level Communications, Inc. dated as of November 15, 1999. Filed as Exhibit 10.2 to our registration statement on Form S-1/A Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(4) Registration Rights Agreement by and among General Instrument Corporation, Spencer Trask Investors LLC and Next Level Communications, Inc. dated as of November 15, 1999. Filed as
                 Exhibit 4.2 to our registration statement on Form S-1/A. Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(5) Form of Change of Control Agreements by and between Next Level Communications, Inc and certain officers and directors dated as of April 14, 2000. Filed as Exhibit 10.1 to our quarterly report on Form 10-Q Filed with the Securities and Exchange Commission on November 14, 2000 (File No. 000-27877) and incorporated herein by reference.

(d)(6) Severance Agreement by and between Pete Keeler and Next Level Communications, Inc. dated as of December 4, 2000. Filed as
                 Exhibit 10.1 to our quarterly report on Form 10-Q filed with Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(7) Credit Agreement by and between Motorola, Inc. and Next Level Communications, Inc. dated as of May 16, 2001. Filed as Exhibit
                 99.1 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(8) Form of Common Stock Purchase Warrant by and between Motorola, Inc. and Next Level Communications, Inc. Filed as Exhibit 99.3 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(g)              Not applicable.

(h)              Not applicable.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 2001                       NEXT LEVEL COMMUNICATIONS, INC.


                                            By: /s/ Keith A. Zar
                                                ---------------------------
                                                Name:  Keith A. Zar
                                                Title: Senior Vice President,
                                                General Counsel, Secretary
                                                and Chief Administrative Officer



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                                  EXHIBIT INDEX

(a)(1)(i)        Offer to Exchange Certain Outstanding Options dated July 11,
                 2001.

(a)(1)(ii)       Form of Election Concerning Exchange of Stock Options.

(a)(1)(iii) Letter and E-mail Communication to Next Level Communications, Inc. Employees from J. Michael Norris, CEO & Chairman, dated July 11, 2001.

(a)(1)(iv) E-mail Communication to Next Level Communications, Inc. Employees dated July 11, 2001.

(a)(1)(v)        E-mail Communication to Next Level Communications, Inc.
                 Employees to be delivered on or around July 24, 2001.

(a)(1)(vi) E-mail Communication to Next Level Communications, Inc. Employees to be delivered on or around February 11, 2002.

(a)(1)(vii)      Form of E-mail Communication to Tendering Option Holders.

(a)(1)(viii)     Form of E-mail Communication to Rejected Tendering Option
                 Holders.

(a)(1)(ix) Next Level Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000. Filed with the Securities and Exchange Commission on March 19, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(1)(x) Next Level Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001. Filed with the Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(a)(2)           Not applicable.

(a)(3)           Not applicable.

(a)(4)           Not applicable.

(b)              Not applicable.

(d)(1) Next Level Communications, Inc. Amended and Restated 1999 Equity Incentive Plan. Filed as Appendix A to the Company's 2001 Proxy Statement filed with the Securities and Exchange Commission on April 25, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(2) Form of Option Agreement Pursuant to the Next Level Communications, Inc. 1999 Equity Incentive Plan.

(d)(3) Corporate and Intercompany Agreement by and between General Instrument Corporation and Next Level Communications, Inc. dated as of November 15, 1999. Filed as Exhibit 10.2 to our registration statement on Form S-1/A Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(4) Registration Rights Agreement by and among General Instrument Corporation, Spencer Trask Investors LLC and Next Level Communications, Inc. dated as of November 15, 1999. Filed as
                 Exhibit 4.2 to our registration statement on Form S-1/A. Filed with the Securities and Exchange Commission on October 12, 1999 (File No. 333-85999) and incorporated herein by reference.

(d)(5) Form of Change of Control Agreements by and between Next Level Communications, Inc and certain officers and directors dated as of April 14, 2000. Filed as Exhibit 10.1 to our quarterly report on Form 10-Q Filed with the Securities and Exchange Commission on November 14, 2000 (File No. 000-27877) and incorporated herein by reference.


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(d)(6)           Severance Agreement by and between Pete Keeler and Next Level
                 Communications, Inc. dated as of December 4, 2000. Filed as
                 Exhibit 10.1 to our quarterly report on Form 10-Q filed with Securities and Exchange Commission on May 15, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(7) Credit Agreement by and between Motorola, Inc. and Next Level Communications, Inc. dated as of May 16, 2001. Filed as Exhibit
                 99.1 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(d)(8) Form of Common Stock Purchase Warrant by and between Motorola, Inc. and Next Level Communications, Inc. Filed as Exhibit 99.3 to our report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2001 (File No. 000-27877) and incorporated herein by reference.

(g)              Not applicable.

(h)              Not applicable.